File No.: 82-34985

Financial Announcements

REG-Aegon UK Group Rule 8.3- Surfcontrol

RNS Number:3297V
Aegon UK Group
23 April 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	AEGON UK Group
Company dealt in	Surfcontrol plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares
Date of dealing	20th April 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	859,947	2.99%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	859,947	2.99%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

dw 5/10

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	25,000	516.3p

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

...none..

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure 23rd April 2007

Contact name Stephen Adams

Telephone number 0131 549 3460

If a connected EFM, name of offeree/offeror with
which connected

If a connected EFM, state nature of connection
(Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

END

RETFXLFLDZBXBBB

Financial Announcements

REG-Threadneedle AM Hdgs Rule 8.3- Surfcontrol

RNS Number:3337V
Threadneedle Asset Mangmt Hldgs Ltd
23 April 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Threadneedle Asset Management Holdings Ltd
Company dealt in	Surfcontrol
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary
Date of dealing	20/04/07

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	563,000	1.958		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	563,000	1.958		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	36,545	GBP 5.12

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9)	YES/NO
Date of disclosure	23/04/2007
Contact name	Sharyn Sharp
Telephone number	01793 363062

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END
RETUORURBARSUAR

Financial Announcements

REG-UBS AG (EPT) EPT Disclosure

RNS Number:3354V
UBS AG (EPT)
23 April 2007

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS

BUT NOT DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	SurfControl PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ord 10p
Date of dealing	20th April 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	0	0.00%	10,027	0.03%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	0	0.00%	10,027	0.03%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 2)

Class of relevant security:	Details

3. DEALINGS (Note 3)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 4)
SALE	107	516.25 pence
SALE	128	515.5
SALE	128	516
SALE	128	516
SALE	1	516
SALE	129	516
SALE	129	510.75

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 5)	Number of securities (Note 6)	Price per unit (Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 6)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 4)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction (Note 7)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 38.5(b) attached? (Note 8) NO

Date of disclosure	23 APRIL 2007
Contact name	NIMISHA SACHDEV
Telephone number	020 7568 9289
Name of offeree/offeror with which connected	SurfControl PLC
Nature of connection (Note 9)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMBDGDSUBDGGRX

Financial Announcements

REG-UBS AG (EPT) EPT Disclosure

RNS Number:3374V
UBS AG (EPT)
23 April 2007

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	SurfControl PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORD 10p
Date of dealing	20 APRIL 2007

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
25,000	5.1625 GBP	5.1625 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
20,410	5.1725 GBP	5.1625 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	23 APRIL 2007
Contact name	NIMISHA SACHDEV
Telephone number	020 7568 9289
Name of offeree/offeror with which connected	SurfControl PLC
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMBDGDSSDDGGRX

File No.: 82-34985

Financial Announcements

REG-BlackRock Group Rule 8.3- Surfcontrol PLC

RNS Number:3389V
BlackRock Group
23 April 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BlackRock Group
Company dealt in	Surfcontrol
Class of relevant security to which the dealings being disclosed relate (Note 2)	10p Ordinary shares
Date of dealing	20th April 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	2,642,545	9.19%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	2,642,545	9.19%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	8,957	GBP 5.157123

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None...

....

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	23rd April 2007
Contact name	Thomas Hone
Telephone number	020 7743 2098
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETIJMTTMMJTBMR

File No.: 82-34985

Financial Announcements

REG-Barclays PLC Rule 8.3 - SURFCONTROL

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	SURFCONTROL
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.10
Date of dealing	20 April 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	488,554	1.70%	103,185	0.36%%
(2) Derivatives (other than options)	103,185	0.36%	47,156	0.16%
(3) Options and agreements to purchase/sell	0	0.00%	0	0.00%
Total	591,739	2.06%	150,341	0.52%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	7,281	Transfer
Purchase	6,849	Transfer
Purchase	400	5.1025

(b) Derivatives transactions (other than options)

Product name,	Long/Short	Number of Securities	Price per unit
CFD	Short	400	5.1025

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (GBP)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (GBP)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

None

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	23 April 2007
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Financial Announcements

REG-Surfcontrol PLC Holding(s) in Company

RNS Number:3610V
Surfcontrol PLC
23 April 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

SURFCONTROL

2. Reason for the notification (please state Yes/No): ( )

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

3. Full name of person(s) subject to the notification obligation (iii):

AEGON UK GROUP OF COMPANIES

4. Full name of shareholder(s) (if different from 3.) (iv):

5. Date of the transaction and date on which the threshold is crossed or reached if different) (v):

20TH APRIL 2007

6. Date on which issuer notified:

23RD APRIL 2007

7. Threshold(s) that is/are crossed or reached:

3%-2%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
GB0002901790	884,947	884,947

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
	775,947	775,947	84,000	2.70%	0.29%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
859,947	2.99%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

AEGON UK GROUP OF COMPANIES - PARENT UNDERTAKING OF:

AEGON ASSET MANAGEMENT UK PLC
AEGON INVESTMENT MANAGEMENT UK LTD
AEGON ICVC

Proxy Voting:

10. Name of the proxy holder:

AEGON UK GROUP OF COMPANIES

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

AEGON UK GROUP OF COMPANIES CONSISTS OF:

AEGON ASSET MANAGEMENT UK PLC
AEGON INVESTMENT MANAGEMENT UK LTD
AEGON ICVC

14. Contact name:

MIRANDA BEACHAM

15. Contact telephone number:

0131 549 3460

Annex Notification Of Major Interests In Shares (XVI)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities):

AEGON ASSET MANAGEMENT UK PLC

Contact address (registered office for legal entities):

AEGON HOUSE
3 LOCHSIDE AVENUE
EDINBURGH PARK
EDINBURGH
EH12 9SA

Phone number:

0870 60 90 101

Other useful information (at least legal representative for legal persons):

IAN G YOUNG, COMPANY SECRETARY
0131 549 6398

B: Identity of the notifier, if applicable (xvii)

Full name:

MIRANDA BEACHAM

Contact address:

AEGON HOUSE
3 LOCHSIDE AVENUE
EDINBURGH PARK
EDINBURGH
EH12 9SA

Phone number:

0131 549 3460

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation):

C: Additional information:

Notes to the Forms

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the

competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

(vii) If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

(viii) Direct and indirect

(ix) In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

(x) Voting rights to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

(xi) Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

(xii) If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

(xiii) date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

(xiv) If the financial instrument has such a period-please specify the period- for example once every three months starting from the (date).

(xv) The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

(xvi) This annex is only to be filed with the competent authority.

(xvii) Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3

S Number:3610V
Surfcontrol PLC
23 April 2007

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLBUGDSLDDGGRX

Financial Announcements

RCS-Surfcontrol PLC On-Demand Launch SE Asia

RNS Number:3553V
Surfcontrol PLC
24 April 2007

SurfControl plc
("SurfControl" or "the Company")

SurfControl On-Demand E-mail Security Launched in Singapore and Malaysia
Local reseller network to sell SurfControl MailControl

SurfControl (London: SRF.L), a leading provider of global on-demand, network and endpoint IT security solutions, today announced MailControl will be made available in Singapore and Malaysia through its local reseller network. The launch completes SurfControl's portfolio of solutions in the region.

SurfControl's MailControl is an integrated set of on-demand e-mail security solutions; protecting against viruses, spam and unwanted content and enabling secure e-mail communications to the extended enterprise. It is available in four modules: MailControl Anti-Virus, MailControl Spam, MailControl Content and MailControl Encryption. MailControl captures over 99 percent of spam and holds Premium Anti-Spam certification from West Coast Labs.

"Businesses in Singapore and Malaysia are facing increasingly sophisticated spyware attacks, often launched through a combination of malicious e-mails and websites," said David Lenz, vice president of sales for Asia Pacific at SurfControl. "By filtering out Internet and e-mail threats before they reach the corporate network, SurfControl's on-demand services preserve system integrity, reduce bandwidth consumption and cut administration time for IT managers."

Southeast Asia is integral to SurfControl's growth strategy. SurfControl is positioning its on-demand services for strong growth in the region by supporting its resellers. Lenz and on-demand product specialists are hosting training sessions that will cover service features and sales tools for value added resellers in Singapore and Kuala Lumpur this month.

For further information:

ICIS Financial PR	+44 (0) 207 651 8688
Tom Moriarty	tom@icisnet.com
Caroline Evans-Jones	caroline@icisnet.com
SurfControl	+1 831 440 2621 or +44 (0) 1260 296257
Pat Sueltz, CEO	pat.sueltz@surfcontrol.com
Simon Wilson, CFO	simon.wilson@surfcontrol.com

About SurfControl

SurfControl provides a portfolio of security solutions to protect our customers from Internet threats, deliver business and regulatory compliance, and enable business continuity. SurfControl believes that security should be treated as a science, delivering protection at multiple points -- "in the cloud" with on-demand security services, on the network with software and appliances, and on the desktop and mobile client. All of SurfControl's solutions for Web, e-mail and endpoint security are backed by industry-leading threat detection technologies, delivered by SurfControl's Global Threat Experts who work 24/7 to provide customers with dynamic zero-day protection. The company protects more than 16 million users and over 25,000 customers worldwide, and employs more than 600 people in offices across Europe, the Americas, and Asia/Pacific. For further information and news on SurfControl, please visit www.surfcontrol.com.

END
NRAEALLDASFXEFE

Financial Announcements

REG-UBS AG (EPT) EPT Disclosure

RNS Number:4073V
UBS AG (EPT)
24 April 2007

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	SurfControl PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORD 10p
Date of dealing	23 APRIL 2007

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
-	-	-

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
4,590	5.1625 GBP	5.15 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	24 APRIL 2007
Contact name	NIMISHA SACHDEV
Telephone number	020 7568 9289
Name of offeree/offeror with which connected	SurfControl PLC
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMBBGDSDGDGGRS

Financial Announcements

REG-BlackRock Group Rule 8.3- Surfcontrol PLC

RNS Number:4098V
BlackRock Group
24 April 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BlackRock Group
Company dealt in	Surfcontrol
Class of relevant security to which the dealings being disclosed relate (Note 2)	10p Ordinary shares
Date of dealing	23rd April 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	2,631,545	9.15%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	2,631,545	9.15%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	11,000	GBP 5.148097

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None...

....

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	24th April 2007
Contact name	Thomas Hone
Telephone number	020 7743 2098
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETIIMBTMMJTBMR

Financial Announcements

REG-Barclays PLC Rule 8.3 - SURFCONTROL

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	SURFCONTROL
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.10
Date of dealing	23 April 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	480,251	1.67%	117,255	0.41%
(2) Derivatives (other than options)	112,720	0.39%	56,930	0.20%
(3) Options and agreements to purchase/sell	0	0.00%	0	0.00%
Total	592,971	2.06%	174,185	0.61%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	1,232	5.1466
Purchase	239	5.1480
Purchase	5,000	5.1389
Sale	4,774	5.1342
Sale	5,000	5.1389
Sale	5,000	5.1389

(b) Derivatives transactions (other than options)

Product name	Long/Short	Number of Securities	Price per unit
CFD	Short	4774	5.1358
CFD	Short	5000	5.1389
CFD	Short	239	5.1479
CFD	Long	4774	5.1341
CFD	Long	5000	5.1389

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (GBP)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (GBP)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

None

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	24 April 2007
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Financial Announcements

REG-Aegon UK Group Rule 8.3- Surfcontrol PLC

RNS Number:4912V
Aegon UK Group
25 April 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	AEGON UK Group
Company dealt in	Surfcontrol Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares
Date of dealing	24th April 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	851,804	2.96%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	851,804	2.96%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	8,143	515.0p

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

...none...

....

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	25th April 2007
Contact name	Stephen Adams
Telephone number	0131 549 6275

If a connected EFM, name of offeree/offeror with
which connected

If a connected EFM, state nature of connection
(Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

END

RETEAFLSAANXEFE

Financial Announcements

REG-Barclays PLC Rule 8.3 - SURFCONTROL

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	SURFCONTROL
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.10
Date of dealing	24 April 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	477,012	1.66%	119,198	0.41%
(2) Derivatives (other than options)	115,959	0.40%	56,930	0.20%
(3) Options and agreements to purchase/sell	0	0.00%	0	0.00%
Total	592,971	2.06%	176,128	0.61%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	2,475	5.1405
Sale	2,247	5.0739
Sale	1,195	5.0712
Sale	2,272	5.0943

(b) Derivatives transactions (other than options)

Product name	Long/Short	Number of Securities	Price per unit
CFD	Short	2475	5.1404
CFD	Long	1195	5.0712
CFD	Long	2247	5.0739
CFD	Long	2272	5.0943
CFD	Long	5000	5.1389

NB: The below transactions which were previously disclosed have been cancelled

Deal Date			
23/04/2007	Long	5,000	5.1389

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (GBP)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (GBP)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

None

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	25 April 2007
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

File No.: 82-34985

Financial Announcements

REG-BlackRock Group Rule 8.3-Surfcontrol plc

RNS Number:5205V
BlackRock Group
25 April 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BlackRock Group
Company dealt in	Surfcontrol
Class of relevant security to which the dealings being disclosed relate (Note 2)	10p Ordinary shares
Date of dealing	24th April 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	2,621,445	9.11%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	2,621,445	9.11%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	10,100	GBP 5.098582

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None...

....

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	25th April 2007
Contact name	Thomas Hone
Telephone number	020 7743 2098
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETEASLSAFXXEFE

Financial Announcements

REG-UBS AG (EPT) EPT Disclosure-Amendment

RNS Number:5220V
UBS AG (EPT)
25 April 2007

This announcement replaces the previous RNS announcement reference 4962T released at 10:44 on 22 March 2007. Amendment made to the Total number of securities bought figure in 2.(a) due to a late trade. All other information remains unchanged.

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	SurfControl PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORD 10p
Date of dealing	21 MARCH 2007

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
119,530	4.3000 GBP	4.296599 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
-148,015	4.3150 GBP	4.2725 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	22 MARCH 2007
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286
Name of offeree/offeror with which connected	SurfControl PLC
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMBUGDSXXDGGRU

Financial Announcements

REG-BlackRock Group Rule 8.3- Surfcontrol Plc

RNS Number:5770V
BlackRock Group
26 April 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BlackRock Group
Company dealt in	Surfcontrol
Class of relevant security to which the dealings being disclosed relate (Note 2)	10p Ordinary shares
Date of dealing	25th April 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	2,610,895	9.08%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	2,610,895	9.08%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	10,550	GBP 5.060576

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None...

....

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	26th April 2007
Contact name	Thomas Hone
Telephone number	020 7743 2098
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETIFMTTMMJTBLR

Financial Announcements

REG-Barclays PLC Rule 8.3 - SURFCONTROL

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	SURFCONTROL
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.10
Date of dealing	25 April 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	521,735	1.81%	113,508	0.39%
(2) Derivatives (other than options)	113,508	0.39%	56,930	0.20%
(3) Options and agreements to purchase/sell	0	0.00%	0	0.00%
Total	635,243	2.21%	170,438	0.59%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	2,728	5.0709
Purchase	3,023	5.0598
Purchase	14,130	5.1475
Sale	14,130	5.1475
Sale	3,300	5.1195

(b) Derivatives transactions (other than options)

Product name	Long/Short	Number of Securities	Price per unit
CFD	Short	3023	5.0597
CFD	Short	2728	5.0708
CFD	Long	3300	5.1195

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (GBP)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (GBP)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

None

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights ofany relevant securities under any option referred to on this form orrelating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	26 April 2007
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Financial Announcements

REG-Websense Inc Offer for SurfControl Plc - Part 1

RNS Number:6253V
Websense Inc
26 April 2007

NOT FOR RELEASE, DISTRIBUTION OR PUBLICATION, IN WHOLE OR IN PART, IN OR, INTO OR FROM ANY JURISDICTION WHERE TO DO THE SAME WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

26 April 2007

For immediate release

RECOMMENDED PRE-CONDITIONAL CASH OFFER

FOR SURFCONTROL PLC BY WEBSENSE SC OPERATIONS LIMITED, A WHOLLY OWNED SUBSIDIARY OF WEBSENSE, INC.

AT A PRICE OF 700 PENCE PER SURFCONTROL SHARE, TO BE EFFECTED BY MEANS OF A SCHEME OF ARRANGEMENT UNDER SECTION 425 OF THE COMPANIES ACT 1985

Summary

- The Boards of Websense and SurfControl are pleased to announce that they have reached agreement on the terms of a recommended pre-conditional cash offer (the "Proposal") by BidCo, a wholly owned subsidiary of Websense, for the entire issued and to be issued ordinary share capital of SurfControl (excluding Treasury Shares).

- Under the terms of the Proposal, SurfControl Shareholders will receive 700 pence in cash for each SurfControl Share. The Proposal values SurfControl's existing issued share capital at approximately £201 million (excluding Treasury Shares).

- The Directors of Websense believe that the Proposal provides the opportunity for Websense and SurfControl to create an IT security solutions company with the scale and product offering to compete more effectively with large, global security and software companies like Symantec, McAfee and Trend Microsystems. The combination of the product offerings, together with future product development plans, will allow Websense to offer total content protection suites, with layered Web and email security and information leak prevention, optimized by customer size. Further, the acquisition is expected to accelerate Websense's strategic initiatives in the small and mid-sized business segment through an expanded, worldwide distribution network and the additions of layered email security offerings and an on-demand, "software-as-a service" delivery option.

- The Price represents a premium of approximately:

    - 40 per cent. to the Closing Price of 500 pence per SurfControl Share on 26 April 2007, the day of this announcement;

    - 63 per cent. to the Closing Price of 428.75 pence per SurfControl Share on 6 December 2006, the last business day prior to the announcement by SurfControl that it had received a preliminary approach, which could lead to an offer being made for the shares in SurfControl; and

    - 41 per cent. to the average Closing Price of approximately 495 pence per SurfControl Share for the twelve months ended 6 December 2006, being the last business day prior to the announcement by SurfControl that it had received a preliminary approach which could lead to an offer being made for the shares in SurfControl.

- The Proposal is subject to the Conditions and the satisfaction or waiver of the Pre-Conditions set out in full in Appendix I to this announcement, which relate, inter alia, to the obtaining of regulatory clearances from the relevant UK and United States competition authorities. The Proposal will not proceed if the Pre-Conditions are not fulfilled, or where permitted, waived, by 26 March 2008 and the Conditions are not fulfilled or waived by the close of business on 26 July 2008, or such later date (if any) as SurfControl, Websense and BidCo may, with the consent of the Panel, agree.

- It is intended that the Proposal will be implemented by way of a Court sanctioned scheme of arrangement under section 425 of the Companies Act. However, Websense reserves the right to elect to implement the Proposal instead by making a takeover offer under the City Code for the entire issued and to be issued share capital of SurfControl.

- The Directors of SurfControl, who have been so advised by UBS, consider the terms of the Proposal to be fair and reasonable. In providing its financial advice, UBS has taken into account the commercial assessments of the Directors of SurfControl. Accordingly, the Directors of SurfControl intend to unanimously recommend that the SurfControl Shareholders vote in favour of the Scheme and the resolutions at the Court Meeting and the Extraordinary General Meeting as they have irrevocably undertaken to do (or procured to be done) in respect of their own beneficial shareholdings (and those of their connected persons) of 287,947 SurfControl Shares, representing approximately 1.0 per cent. of the existing issued share capital of SurfControl.

- It is expected that the Proposal will become effective within approximately 2 months from the date that the Scheme Document is posted.

- Commenting on today's announcement, Gene Hodges, CEO of Websense, said:

"The combination of Websense and SurfControl is expected to benefit customers, partners and shareholders by creating an IT security solutions company with the scale and product offering to compete more effectively with large global security and software companies. We are especially excited about having SurfControl's BlackSpider on-demand content security solution available to our global customer base. We believe the transaction will:

- Be accretive to US non-GAAP pro forma earnings per share and cash flow within the first year after the transaction closes;

- Accelerate our strategic initiatives in the small and mid-sized business segments;

- Add an on-demand "software-as-a-service" delivery option for Web and email security solutions;

- Enhance the Websense total content protection product offering; and

- Deliver value for shareholders, customers and partners.

Additionally, by improving operational efficiencies, we believe we can generate operating margins in the combined business similar to the historical levels we have achieved in our own Web security business.

We believe the combination will be a win for the customers and partners of both companies and we are committed to supporting SurfControl's and Websense's current customers and channel partners. After the transaction closes, we plan to introduce a customer satisfaction and retention program and pledge to support SurfControl's layered software Web security solutions through 2010 and to enhance these products with data from the merged research databases of the two companies. We also plan to renew existing SurfControl subscriptions at competitive levels, similar to their historical prices. Channel partners are expected to benefit from the opportunity to offer a broader set of solutions to their customers, backed by the threat research capabilities and financial strength of Websense."

- Patricia Sueltz, CEO of SurfControl, added:

"This proposal offers a significant premium to SurfControl's shareholders, which fairly recognises the value that has been built through the focussed strategy of excellence in execution we have pursued. I believe that SurfControl today provides a unique combination of security solutions for its customers through software, appliances and on-demand services. The proposed acquisition by Websense represents another major step in the development of SurfControl's business, which will become part of a larger organisation better positioned to compete in the growing market for internet security services. On behalf of the board, I would like to thank all of our employees for the dedication they have shown in pursuit of our goals and the value they have created for our shareholders."

This summary should be read in conjunction with, and is subject to, the full text of the following announcement. The conditions to and certain further terms of the Proposal are set out in Appendix I to the following announcement and will be set out in full in the Scheme Document. Appendix II contains information on sources and bases used in this summary and the following announcement. Appendix III contains details of irrevocable undertakings, and Appendix IV contains definitions of certain terms used in this summary and the following announcement.

Websense is hosting a conference call and simultaneous webcast today at 10 pm London time (2 pm Pacific Standard Time), to discuss the announcement. To participate in the call, investors should dial +1 785 832 0301 15 minutes prior to the scheduled start of the call. The webcast may be accessed via the Internet at www.websense.com/investors. An audio archive of the webcast will be available on the Websense Web site and a taped replay of the call will be available for one week at +1 719 457 0820, passcode 2084474.

Enquiries:

WEBSENSE		
Doug Wride	Tel:	+1 858 320 8000
Kate Patterson	Tel:	+1 858 320 8072
MORGAN STANLEY & CO. LIMITED (Financial advisor to Websense and BidCo)		
Nicholas Osborne / Cynthia Gaylor (US)	Tel:	+1 650 234 5500
Henry Stewart / Laurence Hopkins (UK)	Tel:	+44 207 425 8000
MORGAN STANLEY & CO. INTERNATIONAL PLC (Corporate Broker to Websense and BidCo in relation to the Proposal)		
Mark Brooker / Edward Knight	Tel:	+44 207 425 8000
SURFCONTROL		
Patricia Sueltz	Tel:	+1 831 440 2707
Simon Wilson	Tel:	+1 831 440 2530
UBS LIMITED (Financial advisor and broker to SurfControl)		
Adrian Haxby	Tel:	+44 20 7568 2641
Nick Adams	Tel:	+44 20 7568 2974

This announcement does not constitute an offer or invitation to purchase any securities. SurfControl Shareholders are advised to read carefully the formal documentation in relation to the Proposal once it has been despatched.

Morgan Stanley & Co. Limited ("Morgan Stanley") is acting for Websense and BidCo in connection with the Proposal and no one else and will not be responsible to anyone other than Websense and BidCo for providing the protections afforded to clients of Morgan Stanley or for providing advice in relation to the Proposal or any other matters referred to in this announcement.

UBS Limited ("UBS") is acting for SurfControl in connection with the Proposal and no one else and will not be responsible to anyone other than SurfControl for providing the protections afforded to clients of UBS or for providing advice in relation to the Proposal or any other matters referred to in this announcement.

Copies of this announcement and any documentation relating to the Proposal are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in or into or from any restricted jurisdiction and persons receiving such documents (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send such documents in or into or from a restricted jurisdiction. The Proposal (unless otherwise determined by BidCo and permitted by applicable law and regulation), will not be made, directly or indirectly, in or into, or by the use of the mails, or by any means of instrumentality (including without limitation, telephonically or electronically) of interstate or foreign commerce of, or any facilities of a national securities exchange of the restricted jurisdictions, and the Proposal will not be capable of acceptance from or within any restricted jurisdiction.

The ability of SurfControl Shareholders who are not resident in and citizens of the United Kingdom to accept the Proposal may be affected by the laws of the relevant jurisdictions in which they are located or of which they are citizens. Such persons should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdictions. Further details in relation to overseas shareholders will be contained in the formal documentation in relation to the Proposal once it has been despatched.

Websense reserves the right to elect to implement the Proposal by making a takeover offer under the City Code for the entire issued and to be issued share capital of SurfControl. In such event, the Proposal will be implemented on the same terms (subject to appropriate amendments reflecting such new structure) so far as applicable, as those which would apply to the Scheme, except that any such takeover offer may not be made into a restricted jurisdiction (as may be determined at that time). If Websense exercises its right to implement the Proposal by means of a takeover offer, any such takeover offer will be made in compliance with applicable laws and regulations.

This announcement includes "forward-looking statements" relating to the Proposal, BidCo and Websense that are subject to risks and uncertainties, including those pertaining to the anticipated financial and other benefits to be realised from the Proposal and the quotations of Gene Hodges and Patricia Sueltz. Generally, the words 'will', 'may', 'should', 'continue', 'believes', 'expects', 'intends', 'anticipates', 'plan', 'estimate', 'predict', 'potential', 'continue' or the negative of such terms or similar expressions identify forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Factors that could cause Websense or BidCo's actual results, levels of activity, performance or achievements, including the realisation of expected financial and other benefits of the acquisition, to be materially different from those anticipated in this announcement include, among others: the inability to integrate successfully SurfControl within Websense and BidCo or to realise synergies from such integration; costs related to the acquisition of SurfControl; higher than anticipated revenue dis-synergies; the inability to obtain necessary regulatory approvals or to obtain them on acceptable terms; the economic environment of the industries in which Websense, BidCo and SurfControl operate, as well as facts relating to SurfControl that may impact the timing or amount of synergies that can be realised and that are unknown to Websense. For information identifying additional factors that could cause Websense or BidCo's actual results, levels of activity, performance or achievements to be materially different from those anticipated in this announcement, see Websense's SEC filings as updated from time to time, including, but not limited to, the risk factors discussed in Websense's annual report on Form 10-K for the fiscal year ended 31 December 2006 and its other filings with the SEC, including its quarterly reports on Form 10-Q and its current reports on Form 8-K.

This document also includes "forward-looking statements" relating to the Proposal and to SurfControl that are subject to risks and uncertainties, including the benefits of the proposed acquisition of SurfControl by BidCo. Factors that could cause SurfControl's actual results, levels of activity, performance or achievements to be materially different from those anticipated in this document include, among others, general economic conditions and changes in local government regulations and policies in SurfControl's markets.

Many of these risks and uncertainties relate to factors that are beyond Websense's, BidCo's or SurfControl's ability to control or estimate precisely, such as future market conditions and the behaviour of other market participants. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such

expectations will prove to have been correct. We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date of this document and, except as otherwise required by law, neither Websense, BidCo nor SurfControl undertakes to update any of the forward-looking statements set out herein, whether as a result of new information, future events, or otherwise.

US Non GAAP Financial Measures

SurfControl's historical financial statements for its fiscal year ended 30 June 2006 and its subsequent fiscal quarters are prepared in accordance with the International Financial Reporting Standards adopted by the European Union (IFRS). All pro forma combined financial information is based upon a combination of Websense's historical financial statements prepared in accordance with United States generally accepted accounting principles (US GAAP) and SurfControl's historical financial statements prepared in accordance with IFRS. SurfControl has not reconciled its historical financial statements to US GAAP.

This announcement also contains certain financial measures that are not calculated in accordance with GAAP, including pro forma revenue, pro forma earnings per share and pro forma cash flow from operations. Websense management believes that these US non-GAAP financial measures provide meaningful supplemental information regarding the expected benefits of the Proposal to investors in Websense.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the City Code, if any person is, or becomes, 'interested' (directly or indirectly) in one per cent. or more of any class of 'relevant securities' of SurfControl, all 'dealings' in any 'relevant securities' of SurfControl (including by means of an option in respect of, or a derivative referenced to, any such 'relevant securities') must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the Scheme becomes effective, the Proposal lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an 'interest' in 'relevant securities' of SurfControl, they will be deemed to be a single person for the purposes of Rule 8.3.

Under the provisions of Rule 8.1 of the City Code, all 'dealings' in 'relevant securities' of SurfControl by Websense or SurfControl, or by any of their respective 'associates', must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose 'relevant securities' 'dealings' should be disclosed, and the number of such securities in issue, can be found on the Panel's website at www.thetakeoverpanel.org.uk

'Interests in securities' arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an 'interest' by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the City Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a 'dealing' under Rule 8, you should consult the Panel.

NOT FOR RELEASE, DISTRIBUTION OR PUBLICATION, IN WHOLE OR IN PART, IN OR INTO OR FROM ANY JURISDICTION WHERE TO DO THE SAME WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTIONS

26 April 2007

For immediate release

RECOMMENDED PRE-CONDITIONAL CASH OFFER

FOR SURFCONTROL PLC BY WEBSENSE SC OPERATIONS LIMITED, A WHOLLY OWNED SUBSIDIARY OF WEBSENSE, INC.

AT A PRICE OF 700 PENCE PER SURFCONTROL SHARE, TO BE EFFECTED BY MEANS OF A SCHEME OF ARRANGEMENT UNDER SECTION 425 OF THE COMPANIES ACT 1985

1. Introduction

The Boards of Websense and SurfControl are pleased to announce that they have reached agreement on the terms of a recommended pre-conditional cash offer by BidCo, a wholly owned subsidiary of Websense, for the entire issued and to be issued ordinary share capital of SurfControl (excluding Treasury Shares).

It is intended that the Proposal will be implemented by way of a court sanctioned scheme of arrangement under section 425 of the Companies Act. However, Websense reserves the right to elect to implement the Proposal by making a takeover offer under the City Code for the entire issued and to be issued share capital of SurfControl.

2. The Proposal

The Scheme is dependant upon the satisfaction or waiver of the Pre-Conditions and will be subject to the Conditions and further terms set out below and in Appendix I to this announcement and to be set out in the Scheme Document. Upon the Scheme becoming effective, SurfControl Shareholders at the Scheme Record Time will be entitled to receive:

For each SurfControl Share 700 pence in cash

The Proposal values the existing issued share capital of SurfControl at approximately £201 million (excluding Treasury Shares).

- The Price represents a premium of approximately:
  - 40 per cent. to the Closing Price of 500 pence per SurfControl Share on 26 April 2007, the day of this announcement;
  - 63 per cent. to the Closing Price of 428.75 pence per SurfControl Share on 6 December 2006, the last business day prior to the announcement by SurfControl that it had received a preliminary approach, which could lead to an offer being made for the shares in SurfControl; and
  - 41 per cent. to the average Closing Price of approximately 495 pence per SurfControl Share for the twelve months ended 6 December 2006, being the last business day prior to the announcement by SurfControl that it had received a preliminary approach which could lead to an offer being made for the shares in SurfControl.

The Proposal is subject, inter alia, to the satisfaction or waiver of the Pre-Conditions set out in full in Appendix I to this announcement, which relate to the obtaining of regulatory clearances from the relevant UK and United States competition authorities. The Scheme Document in relation to the Proposal will not be despatched to SurfControl Shareholders unless and until such time as all the Pre-Conditions have been satisfied or waived.

3. Recommendation

The Directors of SurfControl, who have been so advised by UBS, consider the terms of the Proposal to be fair and reasonable. In providing its financial advice, UBS has taken into account the commercial assessments of the Directors of SurfControl. Accordingly, the Directors of SurfControl intend to unanimously recommend that the SurfControl Shareholders vote in favour of the Scheme and the Resolutions at the Court Meeting and the Extraordinary General Meeting as they have irrevocably undertaken to do (or procured to be done) in respect of their own beneficial shareholdings (and those of their connected persons) of 287,947 SurfControl Shares, representing approximately 1.0 per cent. of the existing issued share capital of SurfControl.

4. Information on Websense and Bidco

Websense, headquartered in San Diego, CA, is a Web security and Web filtering software company trusted to protect 25 million employees worldwide. Websense proactively discovers and immediately protects customers against Web-based threats such as spyware, phishing attacks, viruses and crimeware with maximum protection and minimal effort. With diverse partnerships and integrations, Websense enhances its customers' network and security environments.

For the financial year ended 31 December 2006, Websense reported revenues of US$178.8 million (2005: US$148.6 million), and net income of US$32.1 million (2005: US$38.8 million). As of 31 March 2007, Websense had stockholders' equity of US$189.7 million (US$180.7 million as of 31 December 2006) and cash, cash equivalents and marketable securities of US$261.4 million (US$326.9 million as of 31 December 2006). Websense is traded on NASDAQ Global Select Market under the symbol WBSN.

Bidco is a recently formed company, incorporated in England and Wales specifically for the purpose of making the Proposal. Bidco is a wholly owned subsidiary of Websense.

5. Information on SurfControl

SurfControl provides an offering of security solutions to protect its customers from Internet threats, deliver business and regulatory compliance, and enable business continuity. SurfControl believes that security should be treated as a science, delivering protection at multiple points "in the cloud" with on-demand security services, on the network with software and appliances, and on the desktop and mobile client. All of SurfControl's solutions for Web, e-mail and endpoint security are backed by industry-leading threat detection technologies, delivered by SurfControl's Global Threat Experts who work 24/7 to provide customers with dynamic zero-day protection. The company protects more than 16 million users in over 25,000 customers worldwide, and employs more than 600 people in offices across Europe, the Americas, and Asia/Pacific.

For the financial year ended 30 June 2006, SurfControl reported revenues of $101.9 million (2005: $97.8 million), pro-forma profit of $10.9 million (2005: $16.7 million) and profit before tax of $0.7 million (2005: $6.9 million). As at 31 December 2006, SurfControl had shareholders' capital excluding minority interests of $8.9 million and net cash of $43.5 million. SurfControl is traded on the London Stock Exchange.

6. Background to and reasons for the Proposal

The combination of Websense and SurfControl would create an IT security solutions company with increased scale and product offerings which should enable it to compete more effectively with large global security and software companies. The acquisition is expected to extend Websense's depth, scope and reach to serve customers through a combined organization that has complementary distribution channels, software applications and technologies.

- At the end of 2006, Websense and SurfControl had a combined installed base of more than 49,000 customers, with more than 41 million seats under subscription and 2006 revenue of approximately $293 million. Websense has a network of more than 1,450 active channel partners and SurfControl has also established an extensive value-added reseller network. Once completed, the transaction is expected to result in an expanded network of resellers and distributors worldwide and further accelerate the combined company's growth internationally and in the small and mid-size business segment.

- The addition of the BlackSpider(R) on-demand, "software-as-a-service" technology meets what the Websense Directors believe is a growing market need for a fully managed content security solution, particularly with small and mid-sized businesses. The BlackSpider technology platform provides an on-demand delivery model for Web and email security capabilities. Websense views the on-demand delivery model as important to its current and future product offerings and plans to continue to invest in its growth and success.

- The combination of the product portfolios, together with future product development plans, will allow Websense to offer total content protection, with Web and email security and information leak prevention, optimized by customer size. For small businesses with fewer than 100 employees, we plan to offer on-demand Web and email security and information leak prevention solutions based on the BlackSpider on-demand platform. For the mid-size customer with 100 to 1,000 employees, we will offer simplified content protection that includes layered and on-demand Web and email security, as well as information leak prevention. For enterprise customers with more than 1,000 employees , we will offer total content protection based on the Websense Web Security SuiteTM and Content Protection Suite and SurfControl's layered and on-demand offerings.

- Websense plans to institute a customer satisfaction and retention program following the close of the acquisition. This program is intended to provide continuity, product enhancements and support for SurfControl's layered Web security software through 2010. Websense also plans to renew existing SurfControl subscriptions at competitive levels, similar to their historical prices.

- The combined company is expected to have an offering of innovative content threat recognition and classification technologies designed to mitigate Web-borne threats, email-borne threats and threats to data loss from internal sources. SurfControl's patent-pending heuristics based intelligent threat protection technology for identifying email threats complements the patent-pending Websense ThreatSeekerTM malicious content and classification technology.

7. Financial Benefits of the Proposal

In addition to the improved prospects of the combined company, the Directors of Websense believe the combination creates the opportunity to deliver significant accretion to earnings and cash flow from operations. The accretion is the result of retaining SurfControl's anticipated future bookings, while reducing operating expenses through consolidation and restructuring of the combined operations. Estimates of future bookings assume some customer attrition, which is anticipated to be partially offset by sales of SurfControl products to Websense customers and sales of Websense products to SurfControl customers and by new customer bookings resulting from expanded distribution capabilities. The opportunities for additional sales include selling SurfControl on-demand Web and email security and layered email security products to Websense's customers and selling Websense Web security and information leak prevention products to SurfControl customers.

Although the combination is expected to be slightly dilutive to Websense's non-GAAP earnings per share in the first quarter following the close, the combination is expected to be accretive to non-GAAP earnings by more than 20 per cent. in the next 12 months (the second through fifth quarters post-close), with additional accretion thereafter. The estimates of accretion to non-GAAP earnings per share are based on estimates of future pro forma revenue for the combined company, which exclude the impact of the write-down of an estimated 90 per cent of SurfControl's deferred revenue required by US GAAP purchase accounting.

The combination also is expected to generate incremental pro forma cash flow from operations of approximately $15 million in the twelve month period represented by the second through fifth quarters post-close, increasing to at least $30 million in 2009 and at least $50 million annually by the end of 2010. These estimates of incremental pro forma cash flow from operations exclude non-recurring cash and non-cash restructuring costs and expenses associated with the transaction and take into account the expected cost savings and estimated net impact of customer attrition and new sales opportunities for SurfControl products into Websense's installed base of customers.

Websense expects that through the consolidation of the two companies' infrastructure as well as a reduction of the combined company's employee- and facility-related expenses, it could achieve cost synergies of approximately $10 million in the first quarter after the transaction closes,

and at least $60 million in the next 12 month period (the second through fifth quarters post-close), prior to any of the non-recurring cash and non-cash restructuring costs and expenses associated with the transaction. The non-recurring cash out-of-pocket expenses involved in obtaining the cost synergies are expected to be substantially incurred within 15 months of the close of the transaction.

On completion of the Proposal, Websense anticipates providing additional information regarding synergies, customer attrition, non-recurring cash and non-cash expenses associated with the transaction and restructuring as well as further detail regarding the deferred revenue and other purchase accounting adjustments.

At close, or shortly thereafter, Websense expects to have debt of approximately $180 million to $200 million and cash and marketable securities totalling approximately $50 million. Websense intends to reduce the balance of debt aggressively through internally generated cash flows. The Proposal is being financed through a combination of Websense's existing cash resources and non-equity new banking facilities provided by Morgan Stanley Senior Funding, Inc. and Bank of America.

These statements regarding future bookings, customer attrition, pro forma revenue and pro forma operating cash flow, cost savings, earnings accretion, and debt balances, relate to future actions and circumstances which, by their nature, involve risks, uncertainties and other factors. Because of this, the cost savings referred to may not be achieved, or those achieved could be materially different from those estimated. The non-recurring expenses may include expenses that are taken into account in purchase accounting for the acquisition in accordance with US GAAP. Additionally, the estimates for cash and marketable securities are based upon expected cash expenses and do not reflect expected purchase accounting or other non-cash expenses that may be accrued under US GAAP, including the write-off of a majority of SurfControl's deferred revenue, required by US GAAP purchase accounting.

This statement regarding earnings enhancement is not a profit forecast and should not be interpreted to mean that Websense's future earnings per share will necessarily match or exceed the historical published earnings per share of Websense or SurfControl.

8. Background to and reasons for recommending the Proposal

In late 2005, the SurfControl Board and management team focused on realigning SurfControl to refocus the business and rebalance its resources to better address changing market demands. Following this realignment, SurfControl's executive team executed the strategy of providing superior email, Web and anti-malware protection at the key points of vulnerability for its enterprise customers, both small and large: in the Cloud, at the Gateway and at the Desktop /Endpoint.

The creation of shareholder value has been a key objective throughout. SurfControl has both improved operational efficiency as well as strengthened its offering of solutions through acquisition. The purchase of BlackSpider Technologies in July 2006 provided the platform for SurfControl's on-demand service offering. The market for on-demand security services and appliances continues to grow quickly. International Data Corporation expects the market for on-demand content security services to grow from $367 million potential vendor revenue in 2006 to $737 million potential vendor revenue in 2009, representing a compound annual growth rate of 26 per cent. As reported in SurfControl's third quarter results, growth in on-demand revenues and achievement of acquisition integration cost synergies are ahead of management expectations. This resulted in a positive pro forma profit contribution by BlackSpider to overall SurfControl group profit three months earlier than was expected. Following an increased focus on the reseller channel, SurfControl has also seen a rapid take-up by resellers who wish to sell SurfControl's products and services as a way of delivering layered protection to their end customers. This has been another key strategic goal for the Company. The expansion of the delivery of SurfControl's offerings has enabled SurfControl's partners and enterprise customers to more effectively manage and protect their assets.

The SurfControl Board believes that superior client service ultimately results in superior returns for the shareholders of the business. All of SurfControl's solutions for Web, E-mail and endpoint security are backed by industry-leading threat detection technologies, delivered by SurfControl's Global Threat Experts. SurfControl now proudly protects approximately 16 million users in approximately 25,000 customers worldwide. The market for SurfControl's

services has changed rapidly in recent years and continues to do so. SurfControl operates in an increasingly competitive environment, in which consolidation among leading players continues to take place as they seek benefits of scale and access to innovative technologies. The Board believes that the offer from Websense fairly reflects the value that has been built within the SurfControl business in recent years, and accordingly the Directors of SurfControl intend to unanimously recommend that the SurfControl Shareholders vote in favour of the Scheme.

9. Management and employees

Websense recognises the skills and experience of the existing management and employees of SurfControl and has given assurances to the Directors of SurfControl that, upon the Proposal becoming or being declared effective, the existing employment rights, including pension rights, of the management and employees of SurfControl will be fully safeguarded. The Board of Websense believes that although the combination of similar functions will necessarily lead to significant operational restructuring, the increased size and strength of the company going forward will offer attractive career prospects for the combined company's employees.

10. Financing

The Proposal is being financed through a combination of Websense's existing cash resources and new banking facilities provided by Morgan Stanley Senior Funding, Inc. and Bank of America. Morgan Stanley is satisfied that sufficient financial resources will be made available by Websense to enable BidCo to satisfy the maximum cash consideration that would be payable under the terms of the Proposal.

11. SurfControl Share Schemes

The Proposal will extend to any SurfControl Shares that are unconditionally allotted or issued pursuant to the exercise of existing options under the SurfControl Share Schemes before the Scheme Record Time.

To the extent that the options under the SurfControl Share Schemes are not exercised, and if the Scheme becomes effective, appropriate proposals will be made to holders of options under the SurfControl Share Schemes in due course.

12. Transaction Agreement

Websense, BidCo and SurfControl have entered into a Transaction Agreement which provides, inter alia, for the implementation of the Proposal and co-operation with regard to the satisfaction or waiver of the Pre-Conditions and Conditions, and contains certain assurances from and confirmations between the parties. The Transaction Agreement includes undertakings from SurfControl to Websense and BidCo to take certain steps to implement the Scheme, in accordance with an agreed indicative timetable, including the despatch of the Scheme Document, convening the Court Meeting and the Extraordinary General Meeting and taking steps to seek the Court Order at the Court Hearing to make the Scheme effective. In addition, the Transaction Agreement contains undertakings from SurfControl to Websense and BidCo in relation to the conduct of SurfControl's business.

Further, as an inducement to Websense agreeing to the release of this announcement and committing resources toward implementation of the Proposal, under the Transaction Agreement SurfControl has agreed to pay Websense a fee amounting to one per cent. of the value of the entire fully diluted share capital of SurfControl at the Price as at the date of the Transaction Agreement if, following the release of this announcement:

- a firm intention to make an offer for the whole or any material part of the issued and to be issued share capital of SurfControl is announced in accordance with Rule 2.5 of the City Code (whether or not subject to any pre-condition) by a third party (not being a person acting in concert with Websense or BidCo in accordance with the City Code), including any extended or revised offer by a third party and any other proposed takeover or merger transaction however effected between or in relation to SurfControl and any third party (or any of their subsidiaries) by way of a scheme of arrangement or otherwise; or

- one or more of the Directors of SurfControl subsequently withdraws or adversely modifies their favourable recommendation of the Proposal and the Proposal does not become

effective or does not otherwise become or is not declared unconditional in all respects; or

- the Directors of SurfControl fail to take all reasonably appropriate and necessary steps to implement the Proposal.

The inducement fee shall cease to be payable if the Scheme becomes effective or a takeover offer by BidCo becomes or is declared unconditional in all respects, as appropriate.

13. Conditions to the Proposal

The Proposal is subject to certain Conditions and Pre-Conditions which are set out in full in Appendix I to this announcement. Websense and SurfControl have agreed to use all reasonable endeavours to procure the satisfaction of the Pre-Conditions and Conditions, including the defence of any governmental litigation or regulatory proceedings that would have the effect of materially delaying or preventing the consummation of the Proposal by no later than 26 July 2008.

For the avoidance of doubt, the following Pre-Conditions and Conditions are considered, among others, to be material to Websense in the context of the Proposal:

- Pre-Condition A(b): it being established on terms satisfactory to Websense that all or any applicable waiting periods under the United States Hart-Scott Rodino Antitrust Improvements Act of 1976 (as amended) and the regulations thereunder have expired, lapsed or been terminated in each case in respect of the Proposal and the proposed acquisition of the SurfControl Shares, or control of SurfControl, by Websense, and neither Websense nor SurfControl being subject to any order or injunction in the United States that prohibits consummation of the Proposal as a result of action brought by the US Federal Trade Commission or US Department of Justice or subject to any voluntary agreement pursuant to which SurfControl or Websense agrees not to consummate the proposed acquisition for any period of time.

- Pre-Condition A(c): In relation to Pre-Condition A(b), Websense and SurfControl consider that, among other things, the divestiture or licensing of a product line of SurfControl to be material if the product line generated revenue of more than US$2,000,000 during the fiscal year of SurfControl ending 30 June 2006 or if it reasonably would be expected to generate US$2,000,000 or more in annual revenue during SurfControl's current fiscal year and subsequent fiscal years. Websense and SurfControl also consider the divestiture or licensing of a number of business lines of SurfControl and Websense to be material, and these are set out in further detail in Appendix I in Pre-Condition A(c).

- Condition C(b): in the event that Pre-Condition A(b) is waived in whole or in part, it being established on terms satisfactory to Websense that all or any applicable waiting periods under the United States Hart-Scott Rodino Antitrust Improvements Act of 1976 (as amended) and the regulations thereunder have expired, lapsed or been terminated in each case in respect of the Proposal and the proposed acquisition of the SurfControl Shares, or control of SurfControl, by Websense, and neither Websense nor SurfControl being subject to any order or injunction in the United States that prohibits consummation of the Proposal as a result of action brought by the US Federal Trade Commission or US Department of Justice or subject to any voluntary agreement pursuant to which SurfControl or Websense agrees not to consummate the proposed acquisition for any period of time.

- Pre-Condition C(c): the event that Pre-Condition A(b) is waived in whole or in part, in relation to Condition C(b), Websense and SurfControl consider that, among other things, the divestitures or licensing as set out in relation to Pre-Condition A(c) above to be material, and these are set out in full detail in Appendix I in Condition C(c).

SurfControl acknowledges that in the event that such Pre-Conditions are not fulfilled, or where permitted, waived, by 26 March 2008 or, in the case of the Conditions, such Conditions are not fulfilled, or where permitted, waived, by 26 July 2008, Websense shall (with the consent of the Panel) be entitled to treat the Pre-Conditions as not satisfied or, in the case of the Conditions, the Proposal as having lapsed.

14. Structure of the Scheme

The Scheme is to be effected by means of a scheme of arrangement between SurfControl and its shareholders under Section 425 of the Companies Act. The procedure involves the application by SurfControl to the Court to sanction the Scheme and to confirm the cancellation of all the SurfControl Shares, in consideration for which the SurfControl Shareholders on the register at the Scheme Record Time will receive cash on the basis described in paragraph 2 above. The cancellation and the subsequent issue of new shares in SurfControl to BidCo provided for in the Scheme will result in SurfControl becoming a wholly owned subsidiary of BidCo. The Scheme will not be proposed unless and until the Pre-Conditions are satisfied or waived. The Pre-Conditions are set out in Part A of Appendix I. There can be no certainty as to whether or when the Pre-Conditions will be satisfied or waived by Websense.

In addition, to become effective, the Scheme requires, amongst other things, the approval by a majority in number of the SurfControl Shareholders representing at least three-quarters in value of the SurfControl Shares voted, either in person or by proxy, at the Court Meeting, together with the sanction of the Court at the Court Hearing and the passing of special resolutions necessary to implement the Scheme at the Extraordinary General Meeting. Upon the Scheme becoming effective, it will be binding on all SurfControl Shareholders, irrespective of whether or not they attended or voted at the Court Meeting or the Extraordinary General Meeting. The Scheme is expected to become effective within approximately 2 months from the date the Scheme Document is posted.

The Pre-Conditions and the Conditions are set out in full in Appendix I to this announcement.

15. Disclosure of interests in SurfControl

Save for the irrevocable undertakings referred to above and the SurfControl Shares represented thereby, neither Websense nor any of the Directors of Websense and neither BidCo nor any of the Directors of BidCo nor, so far as Websense or BidCo is aware, any party acting in concert with Websense or BidCo, has an interest in or right to subscribe for relevant securities of SurfControl or has borrowed or lent any SurfControl Shares or had any short position in relation to relevant securities of SurfControl (whether conditional or absolute and whether in the money or otherwise), including any short position under a derivative, any agreement to sell or any delivery obligation or right to require another person to purchase or take delivery of any relevant securities of SurfControl nor does any such person have any arrangement in relation to SurfControl Securities. For these purposes, "interest" includes any long economic exposure, whether conditional or absolute, to changes in the prices of securities. A person is treated as having an "interest" by virtue, inter alia, of the ownership or control of securities or by virtue of any option in respect of, or derivative referenced to, securities. In view of the requirement for confidentiality, neither Websense nor BidCo have made any enquiries in this respect of certain parties who may be deemed by the Panel to be acting in concert with them for the purposes of the Proposal.

16. General

It is intended that, prior to the Scheme becoming effective and subject to applicable requirements of the London Stock Exchange and the UK Listing Authority, BidCo will procure that SurfControl will apply to the London Stock Exchange and the UK Listing Authority for cancellations, respectively, of the admission to trading of the SurfControl Shares on the London Stock Exchange's market for listed securities and of the listing of the SurfControl Shares on the Official List, in each case to take effect on the date the Scheme becomes effective.

Websense reserves the right to elect to implement the Proposal by making a takeover offer instead for the entire issued and to be issued share capital of SurfControl. If Websense elects to implement the Proposal by way of a takeover offer, such takeover offer will be implemented on the same terms (subject to appropriate amendments reflecting such new structure), so far as applicable, as those which would apply to the Scheme except that any such takeover offer may not be made into a restricted jurisdiction (as may be determined at that time). Further, if sufficient acceptances of such offer are received and/or sufficient SurfControl Shares are otherwise acquired, it is the intention of Websense to apply the provisions of Chapter 3 of Part 28 of the Companies Act 2006 to acquire compulsorily any outstanding SurfControl Shares to which such offer relates.

The Proposal is subject to the Pre-Conditions and, when made, will be subject to the Conditions and further terms set out, or referred to, in Appendix I to this announcement and to be set out in the formal documentation in relation to the Proposal.

Appendix II contains information on sources and bases used in this announcement, Appendix III contains details of irrevocable undertakings, and Appendix IV contains definitions of certain terms used in this announcement.

Enquiries:

WEBSENSE		
Doug Wride	Tel:	+1 858 320 8000
Kate Patterson	Tel:	+1 858 320 8072
MORGAN STANLEY & CO. LIMITED		
(Financial advisor to Websense and BidCo)		
Nicholas Osborne / Cynthia Gaylor (US)	Tel:	+1 650 234 2500
Henry Stewart / Laurence Hopkins (UK)	Tel:	+44 207 425 8000
MORGAN STANLEY & CO. INTERNATIONAL PLC		
(Corporate Broker to Websense and BidCo in relation to the Proposal)		
Mark Brooker / Edward Knight	Tel:	+44 207 425 8000
SURFCONTROL		
Patricia Sueltz	Tel:	+1 831 440 2707
Simon Wilson	Tel:	+1 831 440 2530
UBS LIMITED		
(Financial advisor and broker to SurfControl)		
Adrian Haxby	Tel:	+44 20 7568 2641
Nick Adams	Tel:	+44 20 7568 2974

This announcement does not constitute an offer or invitation to purchase any securities. SurfControl Shareholders are advised to read carefully the formal documentation in relation to the Proposal once it has been despatched.

Morgan Stanley & Co. Limited ("Morgan Stanley") is acting for Websense and BidCo in connection with the Proposal and no one else and will not be responsible to anyone other than Websense and BidCo for providing the protections afforded to clients of Morgan Stanley or for providing advice in relation to the Proposal or any other matters referred to in this announcement.

UBS Limited ("UBS") is acting for SurfControl in connection with the Proposal and no one else and will not be responsible to anyone other than SurfControl for providing the protections afforded to clients of UBS or for providing advice in relation to the Proposal or any other matters referred to in this announcement.

Copies of this announcement and any documentation relating to the Proposal are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in or into or from any restricted jurisdiction and persons receiving such documents (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send such documents in or into or from a restricted jurisdiction. The Proposal (unless otherwise determined by BidCo and permitted by applicable law and regulation), will not be made, directly or indirectly, in or into, or by the use of the mails, or by any means of instrumentality (including without limitation, telephonically or electronically) or interstate or foreign commerce of, or any facilities of a national securities exchange of the restricted jurisdictions and the Proposal will not be capable of acceptance from or within any restricted jurisdiction.

The ability of SurfControl Shareholders who are not resident in and citizens of the United Kingdom to accept the Proposal may be affected by the laws of the relevant jurisdictions in which they are located or of which they are citizens. Such persons should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdictions. Further

details in relation to overseas shareholders will be contained in the formal documentation in relation to the Proposal once it has been despatched.

Websense reserves the right to elect to implement the Proposal by making a takeover offer under the City Code for the entire issued and to be issued share capital of SurfControl. In such event, the Proposal will be implemented on the same terms (subject to appropriate amendments) so far as applicable, as those which would apply to the Scheme, except that any such takeover offer may not be made into a restricted jurisdiction (as may be determined at that time). If Websense exercises its right to implement the Proposal by means of a takeover offer, any such takeover offer will be made in compliance with applicable laws and regulations.

This announcement includes "forward-looking statements" relating to the Proposal, BidCo and Websense that are subject to risks and uncertainties, including those pertaining to the anticipated financial and other benefits to be realised from the Proposal and the quotations of Gene Hodges and Patricia Sueltz. Generally, the words 'will', 'may', 'should', 'continue', 'believes', 'expects', 'intends', 'anticipates' 'plan', 'estimate', 'predict', 'potential', 'continue' or the negative of such terms or similar expressions identify forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Factors that could cause Websense or BidCo's actual results, levels of activity, performance or achievements, including realisation of expected financial and other benefits of the acquisition, to be materially different from those anticipated in this announcement include, among others: the inability to integrate successfully SurfControl within Websense and BidCo or to realise synergies from such integration; higher than anticipated revenue dis-synergies; costs related to the acquisition of SurfControl; the inability to obtain necessary regulatory approvals or to obtain them on acceptable terms; the economic environment of the industries in which Websense, BidCo and SurfControl operate, as well as facts relating to SurfControl that may impact the timing or amount of synergies that can be realised and that are unknown to Websense. For information identifying additional factors that could cause Websense or BidCo's actual results, levels of activity, performance or achievements to be materially different from those anticipated in this announcement, see Websense's SEC filings as updated from time to time, including, but not limited to, the risk factors discussed in Websense's annual report on Form 10-K for the fiscal year ended 31 December 2006 and its other filings with the SEC, including its quarterly reports on Form 10-Q and its current reports on Form 8-K.

More to follow, for following part double-click [nRN1a6253V]

Financial Announcements

REG-Websense Inc Offer for SurfControl Plc - Part 2

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Part 2 : For preceding part double-click [nRNSa6253V]

This document also includes "forward-looking statements" relating to the Proposal and to SurfControl that are subject to risks and uncertainties, including the benefits of the proposed acquisition of SurfControl by BidCo. Factors that could cause SurfControl's actual results, levels of activity, performance or achievements to be materially different from those anticipated in this document include, among others, general economic conditions and changes in local government regulations and policies in SurfControl's markets.

Many of these risks and uncertainties relate to factors that are beyond Websense's, BidCo's or SurfControl's ability to control or estimate precisely, such as future market conditions and the behaviour of other market participants. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to have been correct. We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date of this document and, except as otherwise required by law, neither Websense, BidCo nor SurfControl undertakes to update any of the forward-looking statements set out herein, whether as a result of new information, future events, or otherwise.

US Non-GAAP Financial Measures

SurfControl's historical financial statements for its fiscal year ended 30 June 2006 and its subsequent fiscal quarters are prepared in accordance with the Financial Reporting Standards adopted by the European Union (IFRS). All pro forma combined financial information is based upon a combination of Websense's historical financial statements prepared in accordance with United States generally accepted accounting principles (GAAP) and SurfControl's historical financial statements prepared in accordance with IFRS. SurfControl has not reconciled its historical financial statements to U.S. GAAP.

This announcement also contains certain financial measures that are not calculated in accordance with GAAP, including pro forma revenue, pro forma earnings per share and pro forma operating cash flow. Websense management believes that these non-GAAP financial measures provide meaningful supplemental information regarding the expected benefits of the Proposal to investors in Websense.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the City Code, if any person is, or becomes, 'interested' (directly or indirectly) in one per cent. or more of any class of 'relevant securities' of SurfControl, all 'dealings' in any 'relevant securities' of that company (including by means of an option in respect of, or a derivative referenced to, any such 'relevant securities') must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the Scheme becomes effective, the Proposal lapses or is otherwise withdrawn or on which the 'offer period' otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an 'interest' in 'relevant securities' of SurfControl, they will be deemed to be a single person for the purposes of Rule 8.3.

Under the provisions of Rule 8.1 of the City Code, all 'dealings' in 'relevant securities' of SurfControl by Websense or SurfControl, or by any of their respective 'associates', must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose 'relevant securities' 'dealings' should be disclosed, and the number of such securities in issue, can be found on the Panel's website at www.thetakeoverpanel.org.uk

'Interests in securities' arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an 'interest' by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the City Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a 'dealing' under Rule 8, you should consult the Panel.

APPENDIX I

PRE-CONDITIONS, CONDITIONS TO AND CERTAIN FURTHER TERMS OF THE PROPOSAL

A. PRE-CONDITIONS OF THE PROPOSAL

The Proposal, and the posting of the Scheme Document to Scheme Shareholders, will take place only if the following Pre-Conditions are satisfied or waived:

a) (i) it being established, on terms satisfactory to Websense (and without any amendments, assurances, conditions or undertakings being required that are not satisfactory to Websense), that it is not the intention of the UK Office of Fair Trading to refer the Proposal nor any matter arising from the Proposal to the UK Competition Commission ("Non-Referral Decision") and the period within which an application for review of such Non-Referral Decision may be made to the Competition Appeal Tribunal having expired without such an application having been made or where any application has been made, either (i) such application having been dismissed by the Competition Appeal Tribunal and it being established, on terms satisfactory to Websense, that no further appeal will be made against the decision of the Competition Appeal Tribunal (or, if any such appeal is made, such appeal and any further referral appeals having been dismissed) or (ii) if such application is not dismissed and the Non-Referral Decision is quashed in whole or in part, the UK Office of Fair Trading, on the matter being referred back to it under section 120(5) of the Enterprise Act 2002, adopting a new Non-Referral Decision on terms satisfactory to Websense; or

(ii) if the Proposal or any matter arising from the Proposal is referred to the UK Competition Commission, it being established, on terms satisfactory to Websense, that the Proposal may proceed without requiring any amendments, assurances, conditions or undertakings that are not satisfactory to Websense and, to the extent that any amendments, assurances, conditions or undertakings that are satisfactory to Websense are required to be made, given or implemented prior to completion of the Proposal that they have been so made, given or implemented; and

b) it being established, on terms satisfactory to Websense (and without any amendments, assurances, conditions or undertakings being required that are not satisfactory to Websense), that all or any applicable waiting periods (including any extensions thereof) under the United States Hart-Scott Rodino Antitrust Improvements Act of 1976 (as amended) and the regulations thereunder have expired, lapsed or been terminated as appropriate in each case in respect of the Proposal and the proposed acquisition of SurfControl Shares, or control of SurfControl, by Websense and neither of the parties is subject to any order or injunction of a court of competent jurisdiction in the United States that prohibits consummation of the Proposal as a result of action brought by the US Federal Trade Commission or US Department of Justice nor shall there be in effect any voluntary agreement between SurfControl or Websense and the US Federal Trade Commission or US Department of Justice pursuant to which SurfControl or Websense has agreed not to consummate the proposed acquisition for any period of time; and

c) in order to satisfy Pre-Condition A(b), but without limiting the generality of Pre-Condition A(b) and without prejudice to Websense's rights under Pre-Condition A(b), Websense shall (i) not be required to agree to any undertakings, assurances, amendments, divestitures or conditions (or similar) with the US Federal Trade Commission or US Department of Justice or with any court of competent jurisdiction in order to procure satisfaction of such Pre-Condition, provided, however, that Websense shall not refuse to divest or license a product line of SurfControl (but not Websense) if the product line generated revenue of US$2,000,000 or less during the fiscal year of SurfControl ending 30 June 2006 and is not reasonably expected

to generate US$2,000,000 or more in annual revenue during SurfControl's current fiscal year or in subsequent fiscal years, and, (ii) in addition, without the limiting the generality of the foregoing, not be required to divest or license any of the following business lines or related assets of SurfControl or Websense (excluding any existing licensing arrangements undertaken by SurfControl): (i) Websense Enterprise(R), including each of the reporting modules and add on security products, (ii) Websense Web Security SuiteTM including each of its modules, (iii) Websense Content Protection SuiteTM, including each of its modules and other information leak prevention products under development, (iv) Websense's web filtering products under development for the small and medium sized business segment and for the wireless segment, (v) Websense Security LabsTM, (vi) Websense ThreatSeekerTM technology, (vii) Websense's proprietary database of web site universal resource locators organized into categories and database of software applications and executable files, including the database of malicious code, spyware, hacking tools and viruses, (viii) Websense's and SurfControl's list of subscribers to its business web filtering and related security products, (ix) SurfControl's business web filtering products, (x) SurfControl's BlackSpiderTM and other on-demand content security solutions, (xi) SurfControl's heuristic based intelligent threat protection technology (known as Huntsman) for identifying e-mail borne security threats, (xii) SurfControl's business with original equipment manufacturers (excluding arrangements with any original equipment manufacturers generating revenue of US$2,000,000 or less during the fiscal year of SurfControl ending 30 June 2006 and is not reasonably expected to generate US$2,000,000 or more in annual revenue during SurfControl's current fiscal year or in subsequent fiscal years) and (xiii) SurfControl's email filtering business;

d) in the event of the European Commission examining the Proposal or any matter arising from the Proposal pursuant to Article 22(3) of Council Regulation (EC) No 139/2004 (the "Regulation") following a request under Article 22(1) of the Regulation, the European Commission having issued a decision (or being deemed to have issued a decision) on terms satisfactory to Websense that the Proposal and any matter arising from the Proposal are compatible with the common market.

Websense reserves the right to waive all or any of these Pre-Conditions, in whole or in part, with the prior consent of SurfControl (such consent not to be unreasonably withheld or delayed), provided that Websense shall not need to obtain SurfControl's consent if a third party makes an announcement under Rule 2.5 of the City Code of an offer (whether by scheme of arrangement or takeover offer) for the whole or any material part of the issued and to be issued share capital of SurfControl (whether or not subject to any pre-condition) or the Board of Directors of SurfControl withdraws or adversely modifies its recommendation of the Proposal.

The Proposal will not proceed if the Pre-Conditions have not been satisfied or waived by the close of business London time on 26 March 2008, or such later date (if any) as Websense and SurfControl may, with the consent of the Panel, agree.

B. CONDITIONS OF THE PROPOSAL

The Proposal will be conditional upon the Scheme becoming unconditional and becoming effective, subject to the City Code, by not later than 4 months from the date on which the Pre-Conditions are satisfied or such later date (if any) as SurfControl and Websense may agree and (if required) the Court may allow.

The Scheme will be conditional upon:

a) the approval of the Scheme by a majority in number of the holders of SurfControl Shares (or the relevant class or classes thereof) present and voting at the Court Meeting, either in person or by proxy, representing not less than three-quarters in value of the SurfControl Shares held by such holders or at any adjournment thereof;

b) any resolutions required to approve and implement the Scheme (including, without limitation, to amend the Company's articles of association) and set out in the notice of Extraordinary General Meeting being passed by the requisite majority of the Scheme Shareholders at such Extraordinary General Meeting or at any adjournment thereof;

c) the sanction of the Scheme and confirmation of the Capital Reduction involved therein by the Court (in both cases with or without modifications, on terms reasonably

acceptable to SurfControl and Websense); and

d) an office copy of the Court Order (and the minute of Capital Reduction) sanctioning the Scheme and confirming the cancellation of the share capital which forms part of it being delivered for registration to the Registrar of Companies and being registered by him.

C. CONDITIONS OF THE SCHEME

In addition, Websense and SurfControl have agreed that, subject to Part D below, the Scheme will be conditional upon, immediately prior to the Hearing, the following conditions being satisfied or waived and, accordingly, the necessary action to make the Scheme effective will not be taken unless such conditions (as amended if appropriate) have been so satisfied or waived:

a) in the event that the Pre-Conditions set out in paragraph (a) (i) or (a) (ii) of Part A have been waived in whole or in part, it being established, on terms satisfactory to Websense (and without any amendments, assurances, conditions or undertakings being required that are not satisfactory to Websense) that it is not the intention of the UK Office of Fair Trading to refer the Proposal nor any matter arising from the Proposal to the UK Competition Commission ("Non-Referral Decision") and the period within which an application for review of such Non-Referral Decision may be made to the Competition Appeal Tribunal having expired without such an application having been made or, where any application has been made, such application having been dismissed by the Competition Appeal Tribunal and it being established, on terms satisfactory to Websense, that no further appeal will be made against the decision of the Competition Appeal Tribunal (or, if any such appeal is made, that appeal and any further referral appeals having been dismissed);

b) in the event that the Pre-Condition set out in paragraph (b) of Part A is waived in whole or in part, it being established, on terms satisfactory to Websense (and without any amendments, assurances, conditions or undertakings being required that are not satisfactory to Websense) that all or any applicable waiting periods (including any extensions thereof) under the United States Hart-Scott Rodino Antitrust Improvements Act of 1976 (as amended) and the regulations thereunder have expired, lapsed or been terminated as appropriate in each case in respect of the Proposal and the proposed acquisition of SurfControl Shares, or control of SurfControl, by Websense and neither of the parties is subject to any order or injunction of a court of competent jurisdiction in the United States that prohibits consummation of the Proposal as a result of action brought by the US Federal Trade Commission or US Department of Justice nor shall there be in effect any voluntary agreement between SurfControl or Websense and the US Federal Trade Commission or US Department of Justice pursuant to which SurfControl or Websense has agreed not to consummate the proposed acquisition for any period of time;

c) in the event that the Pre-Condition set out in paragraph (b) of Part A is waived in whole or in part, in order to satisfy Condition C(b) in Part C, but without limiting the generality of Condition C(b) and without prejudice to Websense's rights under Condition C(b), Websense shall (i) not be required to agree to any undertakings, assurances, amendments, divestitures or conditions (or similar) with the US Federal Trade Commission or US Department of Justice or with any court of competent jurisdiction in order to procure satisfaction of such Pre-Condition, provided, however, that Websense shall not refuse to divest or license a product line of SurfControl (but not Websense) if the product line generated revenue of US$2,000,000 or less during the fiscal year of SurfControl ending 30 June 2006 and is not reasonably expected to generate US$2,000,000 or more in annual revenue during SurfControl's current fiscal year or in subsequent fiscal years, and, (ii) in addition, without the limiting the generality of the foregoing, not be required to divest or license any of the following business lines or related assets of SurfControl or Websense (excluding any existing licensing arrangements undertaken by SurfControl): (i) Websense Enterprise(R), including each of the reporting modules and add on security products, (ii) Websense Web Security SuiteTM including each of its modules, (iii) Websense Content Protection SuiteTM, including each of its modules, and other information leak prevention products under development, (iv) Websense's web filtering products under development for the small and medium sized business segment and for the wireless segment; (v) Websense Security LabsTM, (vi) Websense ThreatSeekerTM technology, (vii) Websense's proprietary database of web site universal resource locators organized into categories and database of software applications and executable files, including the database of malicious code, spyware, hacking tools and viruses, (viii) Websense's and SurfControl's list of subscribers to its business web

filtering and related security products, (ix) SurfControl's business web filtering products, (x) SurfControl's BlackSpiderTM and other on-demand content security solutions, (xi) SurfControl's heuristic based intelligent threat protection (known as Huntsman) technology for identifying e-mail borne security threats, (xii) SurfControl's business with original equipment manufacturers (excluding arrangements with any original equipment manufacturers generating revenue of US$2,000,000 or less during the fiscal year of SurfControl ending 30 June 2006 and is not reasonably expected to generate US$2,000,000 or more in annual revenue during SurfControl's current fiscal year or in subsequent fiscal years) and (xiii) SurfControl's email filtering business;

d) in the event that the Pre-Condition set out in paragraph (d) of Part A is waived in whole or in part and in the event of the European Commission examining the Proposal or any matter arising from the Proposal pursuant to Article 22(3) of Council Regulation (EC) No 139/2004 (the "Regulation") following a request under Article 22(1) of the Regulation, the European Commission having issued a decision (or being deemed to have issued a decision) on terms satisfactory to Websense that the Proposal and any matter arising from the Proposal are compatible with the common market;

e) no government or governmental, quasi-governmental, supranational, statutory, administrative or regulatory body, authority, court, trade agency, association, institution, environmental body or any other person or body in any jurisdiction (each a "Relevant Authority") having decided to take, instituted, implemented or threatened any action, proceedings, suit, investigation, enquiry or reference, or made, proposed or enacted any statute, regulation, order, decision or changed published practice or otherwise taken any other steps and there not continuing to be outstanding any statute, regulation, order or decision, which would or might reasonably be expected to (in each case to an extent which is or in a manner which is material and adverse in the context of the Proposal and Wider SurfControl Group and the Wider Websense Group in each case taken as a whole):

(i) make the Proposal, its implementation or the acquisition or proposed acquisition of any SurfControl Shares or other securities in, or control or management of SurfControl or any member of the Wider SurfControl Group by Websense void, illegal or unenforceable or otherwise materially restrict, restrain, prohibit, delay or interfere with the implementation thereof, or impose material additional conditions or obligations with respect thereto, or require material amendment thereof or otherwise challenge or interfere therewith;

(ii) require or prevent the divestiture by SurfControl or any member of the Wider SurfControl Group or by Websense or any member of the Wider Websense Group of all or a portion of their respective businesses, assets or property or impose any material limitation on the ability of any of them to conduct their respective businesses or own or control any of their material assets or property;

(iii) result in a material delay in the ability of Websense, or render Websense unable, to acquire all or any rights or ownership in respect of shares or other securities in SurfControl, or require a divestiture by Websense or any member of the Wider Websense Group of any rights or ownership in respect of shares or other securities in SurfControl;

(iv) impose any limitation on or result in a delay in the ability of any member of the Wider SurfControl Group or the Wider Websense Group to acquire or to hold or to exercise effectively any rights of ownership of shares or loans or securities convertible into shares in any member of the Wider SurfControl Group or of the Wider Websense Group held or owned by it or to exercise voting or management control over any member of the Wider SurfControl Group or of the Wider Websense Group;

(v) save pursuant to the Proposal (and save for pursuant to Part 28 of the Companies Act 2006), require any member of the Wider Websense Group or the Wider SurfControl Group to acquire or offer to acquire any shares or other securities (or the equivalent) in any member of the Wider SurfControl Group; or

(vi) result in any member of the Wider SurfControl Group or the Wider Websense Group ceasing to be able to carry on business under any name which it presently does so;

(vii) impose any limitation on the ability of any member of the Wider Websense Group or the Wider SurfControl Group to integrate or co-ordinate the business of any member of the Wider SurfControl Group, or any part of it, with that of any member(s) of the Wider Websense Group and/or any other member of the Wider SurfControl Group;

(viii) seek to obtain from Websense or SurfControl, any damages or other relief that may be material to Websense or SurfControl;

(ix) otherwise materially and adversely affect the assets, business, profits or financial position or prospects of any member of the Wider Websense Group or of any member of the Wider SurfControl Group in connection with the financing of the Proposal,

and all applicable waiting and other time periods during which any such Relevant Authority could decide to take, institute, implement or threaten any such action, proceeding, suit, investigation, enquiry or reference or otherwise intervene under the laws of any relevant jurisdiction having expired, lapsed or been terminated;

f) In each case, to an extent, or in a manner, which is material and adverse in the context of the Proposal and the Wider SurfControl Group and the Wider Websense Group (in each case taken as a whole):

(i) all material notifications, applications and filings which are necessary or are reasonably considered necessary by Websense having been made, all applicable waiting and other time periods (including any extensions thereof) under any applicable legislation or regulations of any jurisdiction having expired, lapsed or been terminated, in each case in respect of the Proposal and the acquisition of any SurfControl Shares, or control of SurfControl, by Websense; and

(ii) all authorisations, orders, recognitions, grants, consents, licences, confirmations, clearances, permissions and approvals ("Authorisations") which are necessary or appropriate in any jurisdiction for, or in respect of, the Proposal and the proposed acquisition of any SurfControl Shares, or of control or management of SurfControl, by Websense and to carry on the business of any member of the Wider Websense Group or of the Wider SurfControl Group having been obtained, in terms and in a form satisfactory to Websense, from all appropriate Relevant Authorities and from any persons or bodies with whom any member of the Wider Websense Group or the Wider SurfControl Group has entered into contractual arrangements and all such Authorisations remaining in full force and effect at the time at which the Proposal becomes effective or otherwise unconditional in all respects and Websense having no notice or intimation of an intention or proposal to revoke, suspend or modify or not to renew any of the same and all statutory or regulatory obligations in any jurisdiction having been complied with;

g) except as fairly disclosed in any public announcement by SurfControl ("public announcement" for the purposes of these Conditions, meaning by the delivery of an announcement to a Regulatory Information Service) or as disclosed in writing to Websense or its advisers by or on behalf of SurfControl prior to the date of this announcement, there being no provision of any arrangement, agreement, licence, permit, lease franchise or other instrument (an "Arrangement") to which any member of the Wider SurfControl Group is a party or by or to which any such member or any of its assets is or may be bound, entitled or be subject to and which, in consequence of the Proposal or the acquisition or proposed acquisition of any SurfControl Shares, or control or management of SurfControl, by Websense or otherwise, could reasonably be expected to, to an extent which or in a manner which is material and adverse in the context of the Proposal or the Wider SurfControl Group taken as a whole, result in:

(i) any monies borrowed by, or other indebtedness or liabilities (actual or contingent) of, or any grant or other financial aid or assistance available to, any such member of the Wider SurfControl Group being or becoming repayable, or being capable of being declared repayable, immediately or prior to its or their stated maturity or repayment date or the ability of any such member to borrow monies or incur any indebtedness being withdrawn or inhibited or becoming capable of being withdrawn or inhibited;

(ii) the creation or enforcement of any mortgage, charge or other security interest over the whole or any material part of the business, property, interests or assets of

any member or any such mortgage, charge or other security interest (whenever created, arising or having arisen) being enforced or becoming enforceable;

(iii) any such Arrangement being or becoming capable of being terminated, withdrawn or adversely modified or affected or any action being taken of an adverse nature or any obligation or liability arising thereunder;

(iv) any material assets, properties or interests of any member, or the use of which is enjoyed by any such member, being disposed of or charged or encumbered, or any right arising under which any such asset, property or interest could be required to be disposed of or charged or encumbered, other than in the ordinary course of business;

(v) the interest or business of any such member of the Wider SurfControl Group in or with any firm or body or person, or any agreements or arrangements relating to such interest or business, being terminated or materially adversely modified or affected;

(vi) any such member ceasing to be able to carry on business under any name under which it presently does so;

(vii) the creation or assumption of material liabilities (actual or contingent) by any such member; or

(viii) the financial or trading position or the prospects or value of any such member being materially prejudiced or adversely affected,

and no event having occurred which, under any provision of any arrangement, agreement, licence, permit, lease, franchise or other instrument to which any member of the Wider SurfControl Group is a party, or to which any such member or any of its assets may be bound, entitled or subject, might be reasonably expected to result in any of the events or circumstances as are referred to in paragraphs (i) to (viii) of this condition (g);

h) except as fairly disclosed in any public announcement by SurfControl or disclosed in writing to Websense or its advisers by or on behalf of SurfControl prior to the date of this announcement, no member of the Wider SurfControl Group having, since 30 June 2006, to an extent which or in a manner which is material and adverse in the context of the Proposal or the Wider SurfControl Group taken as a whole:

(i) issued, agreed to issue, authorised or announced its intention to issue or proposed the issue of additional shares or securities of any class, or securities convertible into, or exchangeable for or rights, warrants or options to subscribe for or acquire, any such shares, securities or convertible securities (save as between SurfControl and wholly-owned subsidiaries of SurfControl and save for options granted, and for any SurfControl Shares allotted upon exercise of options granted, under the SurfControl Share Scheme before the date hereof which have been disclosed to Websense);

(ii) sold or transferred or agreed to sell or transfer any Treasury Shares (save in respect of any sales or transfers to any employee benefit trust operated for the benefit of employees of the SurfControl Group);

(iii) recommended, declared, paid or made or proposed to recommend, declare, pay or make any bonus issue, dividend or other distribution other than to SurfControl or a wholly-owned subsidiary of SurfControl;

(iv) implemented, effected, agreed, authorised, proposed or announced its intention to propose implement, effect or authorise any material merger or demerger or acquisition or disposal of any material assets or shares (or the equivalent thereof) (other than in the ordinary course of trading) or made or authorised any material change in its share or loan capital;

(v) issued, authorised or proposed or announced an intention to authorise the issue of any debentures or incurred any indebtedness or liability (actual or contingent);

(vi) acquired or disposed of or transferred, mortgaged or encumbered any asset

or any right, title or interest in any asset (other than in the ordinary course of trading) or authorised the same or announced any intention to do so;

(vii) other than in the ordinary course of business, entered into or varied or terminated or authorised or announced its intention to enter into or vary any contract, arrangement or commitment (whether in respect of capital expenditure or otherwise) which is of a long-term or unusual or onerous nature or involves or could involve an obligation of a nature or magnitude or which is reasonably likely to involve an obligation of such a nature or magnitude which is or is likely to be materially restrictive on the business of the Wider SurfControl Group;

(viii) entered into, implemented, effected or authorised or proposed or announced its intention to enter into, implement, effect or authorise any material reconstruction, amalgamation, transaction or arrangement (otherwise than in the ordinary course of business);

(ix) (other than in respect of a member which is dormant and was solvent at the relevant time), taken any corporate action nor having had any steps taken or legal proceedings started or threatened against it for its winding-up or dissolution or for it to enter into any arrangement or composition for the benefit of its creditors, or for the appointment of a receiver, administrator, trustee or similar officer if it or any of its assets (or any analogous proceedings or appointment in any overseas jurisdiction);

(x) been unable, or admitted in writing that it is unable, to pay its debts or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of its business;

(xi) other than in the ordinary course of business, entered into or varied to any extent or made any offer or authorised or announced its intention to enter into or vary the terms of or make any offer (which remains open for acceptance) to enter into or vary the terms of, any service agreement or arrangement with any of the directors or senior executives of the Wider SurfControl Group;

(xii) waived, compromised or settled any claim which is material;

(xiii) purchased, redeemed or repaid or announced any proposal to purchase, redeem or repay any of its own shares or other securities (or the equivalent) or reduced its share capital;

(xiv) made or agreed or consented to any significant change to the terms of the trust deeds constituting the pension schemes established for its directors and/or employees and/or their dependants or to the benefits which accrue, or to the pensions which are payable, thereunder, or to the basis on which qualification for or accrual or entitlement to such benefits or pensions are calculated or determined or to the basis upon which the liabilities (including pensions) of such pension scheme are funded or made, or agreed or consented to, any change to the trustees involving the appointment of a trust corporation;

(xv) proposed, agreed to provide or modified the terms of any share option scheme, incentive scheme or, other than increases in emoluments in the ordinary course of business, other benefit relating to the employment or termination of employment of any person employed by the Wider SurfControl Group;

(xvi) made any alteration to its memorandum or articles of association or equivalent constitutional documents (other than in order to implement the Scheme); or

(xvii) announced an intention or entered into or made an offer (which remains open for acceptance) to enter into any agreement, arrangement or commitment or passed any resolution with respect to any of the transactions, matters or events referred to in this paragraph (h);

i) since 30 June 2006, except as fairly disclosed in any public announcement by SurfControl or as disclosed in writing to Websense or its advisers by or on behalf of

SurfControl prior to the date of this announcement;

(i) there having been no adverse change or deterioration in the business, assets, financial or trading position or profits or prospects of any member of the Wider SurfControl Group which in any such case is material in the context of the Proposal or SurfControl Group taken as a whole;

(ii) no litigation, arbitration proceedings, prosecution or other legal proceedings having been instituted, announced or threatened by or against or remaining outstanding against any member of the Wider SurfControl Group and no enquiry or investigation by or complaint or reference to any Relevant Authority against or in respect of any member of the Wider SurfControl Group having been threatened, announced or instituted or remaining outstanding which in any such case would be reasonably likely to have a material effect on that member of the SurfControl Group or the Proposal; and

(iii) no contingent or other liability having arisen or been incurred which might reasonably be expected to adversely affect any member of the SurfControl Group in a manner which is material in the context of the Proposal or the Wider SurfControl Group;

j) Websense not having discovered,

(i) that the financial, business or other information concerning the Wider SurfControl Group which has been disclosed at any time by or on behalf of any member of the Wider SurfControl Group whether in any public announcement by SurfControl or as disclosed in writing to Websense or its advisers, either contains a misrepresentation of fact or omits to state a fact necessary to make the information contained therein not misleading, which in either case is material and adverse in the context of the Proposal or the Wider SurfControl Group taken as a whole except to the extent that such matters have already been corrected by means of a public announcement by SurfControl or as disclosed in writing to Websense or its advisers by or on behalf of SurfControl prior to the date of this announcement; or

(ii) that any past or present member of the Wider SurfControl Group is subject to any liability, contingent or otherwise, which is not disclosed in the annual report and accounts of SurfControl for the financial year ended 30 June 2006 or in the interim report for the six months to 31 December 2006 and which is material and adverse in the context of the Proposal and the SurfControl Group taken as a whole except to the extent that such matters have already been corrected by means of a public announcement by SurfControl or as disclosed in writing to Websense or its advisers by or on behalf of SurfControl prior to the date of this announcement.

D. WAIVER OF CONDITIONS

Websense reserves the right to waive, in whole or in part, all or any of conditions C(a) to C(j) inclusive.

Websense reserves the right to remove the reference to "in the event that the Pre-Conditions set out in paragraph.... is waived in whole or in part," in Conditions (a), (b) (c) and (d) above at the time the Scheme Document is issued.

The Proposal will lapse and the Scheme will not proceed if, after the Scheme Document has been posted to Scheme Shareholders and before the Scheme is otherwise effective, the Scheme is referred to the UK Competition Commission before the date of the Court Meeting (or in the case of a takeover offer, after the offer document has been posted to Scheme Shareholders and the offer is referred to the UK Competition Commission before the first closing date or the date when the offer becomes or is declared unconditional as to acceptances, whichever is the later).

Websense shall be under no obligation to waive (if capable of waiver), to determine to be or remain satisfied or to treat as fulfilled any of the Conditions C(a) to C(j) (inclusive) by a date earlier than the latest date specified above for the fulfilment of that Condition.

If Websense is required by the Panel to make a Proposal for SurfControl Shares under the provisions of Rule 9 of the City Code, Websense may make such alterations to any of the above conditions as are necessary to comply with the provisions of that Rule.

E. FURTHER TERMS OF THE PROPOSAL

a) The Proposal will extend to all SurfControl Shares unconditionally allotted or issued on the date on which the Proposal is made, and any further SurfControl Shares unconditionally allotted or issued and any Treasury Shares unconditionally sold or transferred by SurfControl, in each case, while the Proposal remains open for acceptance (or such earlier date or dates as Websense may decide) (but, for the avoidance of doubt, shall exclude any Treasury Shares held by SurfControl).

b) The Proposal will be on the terms and will be subject, inter alia, to the Pre-Conditions set out in Part A and those terms which will be set out in the formal Scheme Document and related Forms of Proxy and such further terms as may be required to comply with the Listing Rules of the Financial Service Authority and the City Code.

c) The availability of the Proposal to persons not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions. Persons who are not resident in the United Kingdom should inform themselves about and observe any applicable requirements.

d) Websense reserves the right to elect to implement the Proposal by way of a takeover offer as defined in Part 28 of the Companies Act 2006 for the entire issued and to be issued share capital of SurfControl. In such event, such offer will (unless otherwise agreed between Websense and SurfControl and, if required, the Panel) be implemented on the same terms and conditions so far as applicable, as those which would apply to a Scheme (subject to appropriate amendments reflecting such new structure including (without limitation) an acceptance condition set at ninety per cent. of the shares in SurfControl to which such offer relates, or such other lesser percentage as Websense may, subject to the City Code, decide and other amendments as may be agreed between Websense and SurfControl and, if required, the Panel).

e) This announcement and any rights or liabilities arising hereunder, together with the Scheme and the Proposal will be governed by English law and will be subject to the jurisdiction of the Courts of England.

APPENDIX II

BASES AND SOURCES OF INFORMATION

More to follow, for following part double-click [nRN2a6253V]

Financial Announcements

REG-Websense Inc Offer for SurfControl Plc - Part 3

RNS Number:6253V
Websense Inc
Part 3 : For preceding part double-click [nRN1a6253V]

In this announcement:

a) Unless otherwise stated, financial information concerning Websense has been extracted from Websense's annual report on Form 10-K for the fiscal year ended 31 December 2006 and the announcement of Websense's quarterly results for the three months ended 31 March 2007.

b) Unless otherwise stated, financial information concerning SurfControl has been extracted from the Annual Report and Accounts of SurfControl for the year ended 30 June 2006 and from the announcement of SurfControl's interim results for the six months ended 31 December 2006.

c) SurfControl's Pro-forma profit is defined as operating profit before the following cost charges and adjustments for intangible asset recognition: Share based compensation and related employment taxes, amortisation and impairment of acquired intellectual property, asset recognition and amortisation of internal development costs, depreciation of plant and equipment and onerous leases and other restructuring charges.

d) The value of the issued share capital of SurfControl is based upon 28,749,231 SurfControl Shares and excludes (i) SurfControl Shares which could fall to be issued on exercise in full of options granted under the SurfControl Share Schemes and (ii) SurfControl Treasury Shares. SurfControl announced on 7 February 2007 that, for the purposes of Rule 2.10 of the City Code, as at the close of business on 6 February 2007 there were 28,749,231 SurfControl Shares in issue, the ISIN number for which is GB0002901790.

e) The market prices of SurfControl Shares are closing, middle-market quotations derived from the Daily Official List.

f) The combined installed base of more than 49,000 customers is calculated based upon the following:

- By reference to Websense's reported number of customers of 24,000 as stated in Websense's Form 10-K for the fiscal year ended 31 December 2006; and

- By reference to SurfControl's reported number of customers of 25,000 as stated in SurfControl's Investor Fact Sheet dated 30 January 2007.

g) The combined number of seats under subscription of 41 million is calculated based upon the following:

- By reference to Websense's reported number of seats under subscription of 25 million as stated in Websense's Form 10-K for the fiscal year ended 31 December 2006; and

- By reference to SurfControl's reported number of seats under subscription of 16 million as stated in SurfControl's Investor Fact Sheet dated 30 January 2007.

h) The information in paragraph 7 of this announcement regarding the financial benefits of the Proposal is calculated on the basis of Websense's internal financial models for the Proposal.

i) The combined 2006 revenues of approximately $293 million are calculated based upon the following:

- By reference to Websense's reported revenues of $178.8 million as stated in Websense's Form 10-K for the fiscal year ended 31 December 2006; and

- By reference to SurfControl's calendarised revenues for the 12 months ended 31 December 2006 calculated as follows: SurfControl's reported revenues of $101.9 million for the twelve months ended 30 June 2006 less SurfControl's reported revenues of $49.2 million for the six months ended 31 December 2005 plus SurfControl's reported revenues of $61.3 million for the six months ended 31 December 2006.

APPENDIX III

DETAILS OF IRREVOCABLE UNDERTAKINGS

The following Directors of SurfControl, who are holders of SurfControl Shares, have given irrevocable undertakings to accept the Proposal:

Name	Number of SurfControl Shares
Patricia C. Sueltz	37,150
Stephen Purdham	91,000
George A. Hayter (including shares held by spouse)	28,113
Greg L. Lock	107,429
Simon Wilson (including shares held by spouse)	9,250
Rene Schuster	10,000
Jane E. Tozer	5,005
TOTAL	287,947

The irrevocables shall cease to be binding if:

(i) the Scheme Document is not despatched to SurfControl Shareholders on or before the day 28 days after the satisfaction or waiver of the Pre-Conditions or such later time as may, with the consent of the giver of the irrevocable and the consent of SurfControl and Bidco, be agreed with the Panel, save that if Bidco subsequently elects to proceed by way of a takeover offer, then the date shall be extended to a date which is 28 days after the date of the press announcement announcing the change in structure (or such other date as agreed with the Panel); or

(ii) the Proposal lapses or is withdrawn at any time (if it is proceeding by way of takeover offer) or the Scheme lapses or is withdrawn at any time or is not otherwise implemented by 26 July 2008, provided the reason for such lapse, withdrawal or lack of implementation is not because Bidco has elected to proceed by way of a takeover offer rather than by way of a scheme or vice versa.

APPENDIX IV
DEFINITIONS

The following definitions apply throughout this document unless the context requires otherwise:

"Bank of America"	Bank of America, N.A.
"BidCo"	Websense SC Operations Limited
"Capital Reduction"	the reduction of SurfControl's share capital provided for by the Scheme
"City Code"	the UK City Code on Takeovers and Mergers

"Closing Price"	the closing middle-market quotation of a SurfControl Share on a particular day as derived from the Daily Official List
"Conditions"	the conditions of the Proposal set out in Parts B and C of Appendix I to this announcement
"the Companies Act"	the UK Companies Act 1985 (as amended) or the UK Companies Act 2006 (as amended) (as may be in force from time to time)
"Court"	the High Court of Justice in England and Wales
"Court Hearing"	the hearing by the Court of the petition to sanction the Scheme and confirm the Capital Reduction
"Court Meeting"	the meeting or meetings (and any adjournment thereof) of Scheme Shareholders (or relevant class or classes thereof) as may be convened by order of the Court under section 425 of the Companies Act to consider and if thought fit, approve the Scheme (with or without amendment)
"Court Order"	the order of the Court granted at the Court Hearing sanctioning the Scheme under section 425 of the Companies Act and confirming the Capital Reduction under section 137 of the Companies Act
"Directors"	members of the board of directors of SurfControl, Websense or Bidco as the context requires
"Daily Official List"	the daily official list of the London Stock Exchange
"Effective Date"	the date on which the Court Order is registered by the Registrar of Companies
"Extraordinary General Meeting"	the extraordinary general meeting of Scheme Shareholders (and any adjournment thereof) to be convened in connection with the Proposal
"Forms of Proxy"	the forms of proxy for use at the Court Meeting and the Extraordinary General Meeting
"Hearing Date"	the date of the commencement of the Court Hearing
"Listing Rules"	the listing rules issued by the UK Listing Authority pursuant to Part VI of the Financial Services and Markets Act 2000
"Morgan Stanley"	Morgan Stanley & Co. Limited
"Non-Referral Decision"	has the meaning given to it in Part A of Appendix I to this announcement
"Official List"	the official list maintained by the UK Listing Authority pursuant to Part VI of the Financial Services and Markets Act 2000
"Panel"	the Panel on Takeovers and Mergers

"Pre-Conditions"	the Pre-Conditions set out in Part A of Appendix I to this announcement which must be satisfied or waived before the Scheme Document is posted
"Price"	700 pence per SurfControl Share
"Proposal"	the proposed acquisition by Websense of SurfControl by means of a Scheme or should Websense so elect, by means of an offer pursuant to the City Code
"Registrar of Companies"	the Registrar of Companies in England and Wales, within the meaning of the Companies Act
"Regulatory Information Service"	a Regulatory Information Service that is approved by the Financial Services Authority and is on the list maintained by the Financial Services Authority in LR App 3 to the Listing Rules
"Resolutions"	the resolution to be proposed at the Court meeting and the resolutions to be proposed at the Extraordinary General Meeting to, inter alia, amend the articles of association of SurfControl
"restricted jurisdiction"	any jurisdiction where extension or acceptance of the Proposal would violate the law of that jurisdiction
"Scheme" or "Scheme of Arrangement"	the proposed scheme of arrangement under section 425 of the Companies Act between SurfControl and the Scheme Shareholders to implement the Proposal, with or subject to, any modification, addition or condition approved or imposed by the Court and agreed by Websense and SurfControl
"Scheme Document"	the document to be posted to Scheme Shareholders containing the terms and conditions of the Scheme
"Scheme Shareholders"	registered holders of Scheme Shares
"Scheme Shares"	the SurfControl Shares in issue at the date of the Scheme Document and any SurfControl Shares issued after the date of the Scheme Document and prior to the Voting Record Time excluding any SurfControl Shares held by Websense at the Scheme Record Time and excluding any Treasury Shares held by SurfControl
"Scheme Record Time"	6:00 p.m. on the business day immediately prior to the Effective Date
"subsidiary" and "subsidiary undertaking"	have the meanings given to them in the Companies Act
"SurfControl"	SurfControl plc
"SurfControl Group"	SurfControl, and its subsidiaries and subsidiary undertakings
"SurfControl Shareholders"	the holders of SurfControl Shares
"SurfControl Shares"	ordinary shares of nominal value 10 pence each in the capital of SurfControl

"SurfControl Share Schemes"	the SurfControl PLC 1998 Inland Revenue Approved Executive Share Option Scheme and the SurfControl PLC Long-Term Share Incentive Plan adopted in 2004
"Transaction Agreement"	the agreement between Websense, Bidco and SurfControl dated (26) April 2007 relating to, amongst other things, the implementation of the Scheme, further details of which are set out in paragraph 13 of the Announcement
"Treasury Shares"	SurfControl Shares held as treasury shares as defined in section 162A(3) of the Companies Act
"UBS"	UBS Limited
"UK" or "United Kingdom"	the United Kingdom of Great Britain and Northern Ireland
"UK Listing Authority"	the Financial Services Authority as the competent authority under Part VI of the Financial Services and Markets Act 2000
"United States"	the United States of America, its territories and possessions, any state of the United States of America, the District of Columbia, and all other areas subject to its jurisdiction
"Voting Record Time"	the time and date specified in the Scheme Document by reference to which entitlement to vote on the Scheme will be determined, expected to be 6.00 p.m. (London time) on the day which is two days before the date of the Court Meeting or, if the Court Meeting is adjourned, 6.00 p.m. on the day which is two days before the date of such adjourned Court Meeting
"Websense"	Websense Inc.
"Websense Group"	Websense, its subsidiaries and subsidiary undertakings
"Wider SurfControl Group"	SurfControl and any of its subsidiaries or subsidiary undertakings or any associated undertaking or any company of which 20 per cent. or more of the voting capital is held by the SurfControl Group or any partnership, joint venture, firm or company in which any member of the SurfControl Group may be interested
"Wider Websense Group"	Websense and any of its subsidiaries or subsidiary undertakings or any associated undertaking or any company of which 20 per cent. or more of the voting capital is held by the Websense Group or any partnership, joint venture, firm or company in which any member of the Websense Group may be interested
"£" or "Sterling"	pounds sterling, the lawful currency for the time being of the UK and references to "pence" and "p" shall be construed accordingly

END
OFFKGGZDMVDGNZZ

Financial Announcements

REG-Aegon UK Group Rule 8.3- Surfcontrol

RNS Number:6504V
Aegon UK Group
27 April 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	AEGON UK Group
Company dealt in	Surfcontrol Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares
Date of dealing	26th April 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	771,804	2.68%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/ sell				
Total	771,804	2.68%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	80,000	508.4p

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

...none..

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure 27th April 2007

Contact name Stephen Adams

Telephone number 0131 549 6275

If a connected EFM, name of offeree/offeror with
which connected

If a connected EFM, state nature of connection
(Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

END

RETFDLFLDZBLBBZ

File No.: 82-34985

Financial Announcements

REG-BlackRock Group Rule 8.3- Surfcontrol PLC

RNS Number:6520V
BlackRock Group
27 April 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BlackRock Group
Company dealt in	Surfcontrol
Class of relevant security to which the dealings being disclosed relate (Note 2)	10p Ordinary shares
Date of dealing	26th April 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	2,595,595	9.02%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	2,595,595	9.02%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	15,300	GBP 5.101369

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None..

....

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	27th April 2007
Contact name	Thomas Hone
Telephone number	020 7743 2098
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETIRMBTMMITBAR

Financial Announcements

REG-Herald Inv Trust PLC Rule 8.3- Surfcontrol Plc

RNS Number:6565V
Herald Investment Trust PLC
27 April 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Herald Investment Management Limited acting on behalf of discretionary clients
Company dealt in	Surfcontrol PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary GBP 10p
Date of dealing	12/04/07

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long	Short
	Number (%)	Number (%)
(1) Relevant securities	1,575,000 5.48%	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long	Short
	Number (%)	Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase 12/04/07	100,000	4.795 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

NONE

Is a Supplemental Form 8 attached? (Note 9)	[DEL:YES:DEL]/NO
Date of disclosure	27/04/2007
Contact name	Chris Hill
Telephone number	0131 275 3195

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETFDLFLDZBEBBD

Financial Announcements

REG-Barclays PLC Rule 8.3 - SURFCONTROL

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	SURFCONTROL
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.10
Date of dealing	26 April 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	522,928	1.82%	112,315	0.39%
(2) Derivatives (other than options)	112,315	0.39%	56,930	0.20%
(3) Options and agreements to purchase/sell	0	0.00%	0	0.00%
Total	635,243	2.21%	169,245	0.59%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	1,193	5.0923

(b) Derivatives transactions (other than options)

Product name	Long/Short	Number of Securities	Price per unit
CFD	Short	1193	5.0923

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (GBP)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (GBP)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

None

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	27 April 2007
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END